UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1)or 13(e)(1) of the
Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL

(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,
PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Douglas G. Scrivner
Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John B. Tehan
Alan D. Schnitzer
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$957,888,952	$121,365

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 40,761,232 Class I common shares are redeemed or purchased for $23.50 per share.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $121,365 Filing Party: Accenture SCA and Accenture International SARL

Form or Registration No.: SC TO-I Date Filed: April 29, 2004

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

     This Amendment No. 2 (this "Amendment") amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a wholly-owned subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated April 29, 2004, and the accompanying shareholder communication (which together constitute the “offer” and have previously been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 40,761,232 Class I common shares of Accenture SCA, par value €1.25 per share, at a price of $23.50 per share, in cash.

     Except as amended hereby, all the terms of the Tender Offer remain unchanged. This Amendment No. 2 amends and supplements the Schedule TO as follows:

(a) Except as set forth in the Tender Offer, the items contained in subparagraphs (1) through (10) of Item 1006(c) are inapplicable or the answer is in the negative.

(b) The following paragraph is added as a new sixth paragraph under the heading “Accenture” of the Tender Offer:

“On April 8, 2004, Accenture announced that William D. Green will become the company’s new chief executive officer effective Sept. 1, 2004. Mr. Green, who is currently Accenture’s chief operating officer – Client Services, will succeed Joe W. Forehand, who will step down as Accenture’s chief executive officer on Sept. 1, 2004, but will retain the title of chairman of the board.”

(c) The second bullet point contained in the second paragraph under the heading “The Offer—5. Conditions of the Offer” of the Tender Offer is deleted in its entirety and replaced with the following bullet point:

“•	any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the offer; or”

(d) The final paragraph under the heading “The Offer—10. Recent Transactions and Interests in Class I Common Shares” of the Tender Offer is deleted in its entirety and replaced with the following paragraph:

“Based solely upon responses and information received to date, Mr. Breene has indicated the intent to tender 20,000 Class I common shares in the offer, Ms. Comerford has indicated the intent to tender 93,401 Class I common shares in the offer, Mr. Copacino has indicated the intent to tender 98,260 Class I common shares in the offer, Mr. Forehand has indicated the intent to tender 325,000 Class I common shares in the offer, Mr. James has indicated the intent to tender 400,000 Class I common shares in the offer, Mr. Manzanares has indicated the intent to tender 97,743 Class I common shares in the offer, Mr. Rohleder has indicated the intent to tender 69,614 Class I common shares in the offer, Mr. Wilson has indicated the intent to tender 118,707 Class I common shares in the offer, and Mr. Scrivner has indicated an intent to tender 20,000 Class I common shares in the offer.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/s/ Michael E. Hughes

Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

/s/ Michael E. Hughes

Name: Michael E. Hughes Title: Manager
Dated: May 11, 2004